PMU News Release #05-17 TSX, AMEX Symbol PMU December 6, 2005

SOUTH MINITA DEFINITION DRILLING NEARS COMPLETION; NEW EL DORADO EXPLORATION TARGETS TO BECOME FOCUS OF 2006 DRILL PROGRAM

Delineation drilling of the South Minita gold zone on Pacific Rim Mining Corp.’s (“Pacific Rim” or “the Company”) El Dorado gold project in El Salvador is nearing its conclusion. The latest drill results from South Minita continue to confirm that the multiple mineralized veins that comprise this strategic target represent an excellent opportunity to expand the El Dorado gold reserve.

South Minita Update
The South Minita gold zone is located approximately 500 meters south of the low cost Minita deposit, the subject of a positive pre-feasibility study in January 2005. Drilling to date on the South Minita target has identified a number of mineralized, sub-parallel veins within the Minita fault zone. The South Minita mineralized zones, as currently defined, have a cumulative strike length approximately two times longer, and cover a longitudinal area roughly 25% greater, than the Minita deposit. Vein widths at South Minita are generally narrower, and the vertical extent of the bonanza mineralization roughly 25% less, than at the Minita deposit. The South Minita drill program is currently focused on drilling the final holes required to complete the definition drilling in preparation for the commissioning of a resource estimate expected to commence in the first calendar quarter of 2006. The Company will then commission a preliminary economic assessment of a combined Minita / South Minita operation based on the January 2005 Minita pre-feasibility results and the South Minita resource estimate, followed by a full feasibility study for this expanded operation.

2006 Program to Focus on Exploration Drilling
Over the past year Pacific Rim has identified a number of new, high-priority exploration targets on the El Dorado project, in addition to its high-grade surface discovery at the nearby Santa Rita gold project. These targets were discovered after the Company’s geological team made several key scientific breakthroughs regarding the controls on, and most importantly timing of the bonanza gold mineralization in the El Dorado district. Pacific Rim will begin to test these targets once the South Minita delineation drilling is completed.

“The latest drill results from South Minita are very positive, notwithstanding the fact that these holes were drilled at the edges of the South Minita deposit,” says Tom Shrake, CEO. “We are eager to quantify the South Minita resource and determine the impact this deposit will have on the economics of the Minita operation proposed in our January 2005 pre-feasibility study. Our goal is to double the 80,000 ounce per year production rated documented in this study. On the exploration front, we look forward to drill testing our stable of high priority targets both at El Dorado and at the high-grade epithermal system on our new Santa Rita gold project. The coming months will provide an indication of the extent of bonanza gold mineralization in the enormous El Dorado epithermal district, as we change emphasis from delineation drilling to the search for additional new gold deposits.”

El Dorado Project Area Expanded
Pacific Rim recently applied for and was granted new, significantly larger exploration licenses for the El Dorado project area. El Dorado had been protected by a 75 square kilometer exploration license. The Company has applied to convert a 12.75 square kilometer portion in the centre of this license area into an exploitation concession, which application is currently being processed by the El Salvadoran government. The remaining 62.25 square kilometers covered by the original exploration licenses has been expanded to 144 square kilometers in three exploration licenses, which were recently granted to the Company.

Latest South Minita Drill Results

Hole No.	Vein or System Tested	UTM Northing/Easting	Drill hole azimuth /dip (degrees)	From (meters down hole)	To (meters down hole)	Intersection (meters)	True Width (meters)	Gold (g/t)	Silver (g/t)
P05-385	South Minita	300475 / 534446	264 / 54	374.60 438.35 448.55	375.75 439.15 454.00	1.15 0.80 5.45	1.15 0.70 4.90	6.14 21.79 3.17	80 6 21
P05-386	South Minita	300240 / 534351	265 / 70 includes	275.65 436.60 441.00	278.15 442.10 442.10	2.50 5.50 1.10	2.35 4.00 0.80	6.87 5.55 10.34	162 23 67
P05-387	South Minita	300250 / 534255	393 / 55	261.40 283.55	262.30 286.95	0.90 3.40	0.75 3.20	39.98 5.73	325 30
P05-388	South Minita	300924 / 534351	260 / 54 includes	204.55 205.40 379.50	206.30 206.30 382.30	1.75 0.90 2.80	1.70 0.87 2.30	14.14 20.07 9.51	90 112 92
P05-389	South Minita	300215 / 534283	281 / 70	No significant results
P05-390	South Minita	300400 / 534135	270 / 67	177.85	179.80	1.95	1.95	4.54	20
P05-391	South Minita	300800 / 534458	279 / 62 includes	178.3 178.3	180.65 179.40	2.35 1.10	1.35 1.00	8.71 14.21	81 149
P05-392	South Minita	300275 / 534326	267 / 60	278.85	279.60	0.75	0.75	69.58	693
P05-393	South Minita	300240 /534388	244 / 76	No significant results
P05-394	South Minita	300827 / 534287	260 / 58	268.45	269.8	1.35	1.10	9.00	53
P05-395	South Minita	300824 / 534288	282 / 61	319.55	321.7	2.15	1.15	21.00	206
P05-396	South Minita	300378 / 534273	270 / 57	No significant results
P05-397	South Minita	300357 / 534273	270 / 57	260.55	261.95	1.40	1.30	15.996
P05-398	South Minita	300923 / 534353	273 / 62	No significant results
P05-399	South Minita	300175 / 534434	268 / 65	No significant results
P05-400	South Minita	300300 / 534420	254 / 64	435.45	437.75	2.30	2.00	20.425
P05-401	South Minita	300800 / 534458	270 / 62	No significant results

NI 43-101 Disclosure
Pacific Rim’s exploration work on the El Dorado project is supervised by William Gehlen a Certified Professional Geologist with the AIPG (No. 10626), an employee of Pacific Rim and a Qualified Person as defined in NI 43-101. Mr. Gehlen has verified that the drill results presented above have been accurately summarized from the official assay certificates provided to the Company. Pacific Rim’s drill sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by The Toronto Stock Exchange. Samples have been assayed using fire assay with a gravimetric finish on a 30-gram split. Quality control measures, including check- and sample standard-assaying, are being implemented. Samples were assayed by Inspectorate America Corporation in Reno, Nevada USA, an ISO 9002 certified laboratory, independent of Pacific Rim Mining Corp.

The Minita pre-feasibility study is supported by a technical report prepared for Pacific Rim Mining Corp. by SRK Consulting (US) Inc. of Denver Colorado, entitled “Pre-Feasibility Study, El Dorado Project, El Salvador”, dated January 21, 2005 and publicly available on SEDAR. The primary author of the report is Mr. William F. Tanaka, a Qualified Person independent of Pacific Rim, as defined in National Instrument 43-101. Mr. Tanaka is a member of the Society of Mining Engineers (SME) and the Australasian Institute of Mining and Metallurgy (mAUSIMM).

About Pacific Rim Mining Corp.
Pacific Rim is a growth-oriented, revenue-generating, environmentally and socially responsible gold exploration company with operational and exploration assets in North, Central and South America. Pacific Rim utilizes the cash flow from its 49% interest in the Denton-Rawhide gold mine in Nevada to explore, define and advance its projects, including the flagship El Dorado gold project in El Salvador. Pacific Rim’s goal is to become a highly profitable, intermediate-level gold producer.

On behalf of the board of directors,	For further information call Toll Free: 1-888-775-7097 or (604) 689-1976, or visit www.pacrim-mining.com

“Thomas C. Shrake”

Thomas C. Shrake
CEO

Cautionary Note Regarding Forward-Looking Information -- Information set forth in this document includes forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Pacific Rim’s control, including but not limited to: statements of the Minita deposit’s economic potential; information included in the pre-feasibility study such as capital and operating costs, projected production summaries, gold and silver prices and financial analysis; anticipated drilling plans for the South Minita gold zone; the timing of a resource estimate for the South Minita gold zone; the impact of the South Minita gold zone on the project’s economics; the timing and nature of economic analyses at the El Dorado project; the execution and outcome of current or future exploration activities; significant fluctuations in metal prices; general market and industry conditions; and other factors detailed in the Company’s filings with Canadian regulatory agencies and the U.S. Securities and Exchange Commission.

Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Pacific Rim’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements.

Cautionary Note to U.S. Investors -- The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This news release may include such terms as “measured,” “indicated,” and “inferred” “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 001-31328, which may be secured from us, or from the SEC’s website at www.sec.gov/edgar.shtml.

The TSX and the AMEX have neither reviewed nor accept responsibility for the adequacy or accuracy of this release.